Mail Stop 4561

February 20, 2009

By U.S. Mail and facsimile to (973) 439-3985.

William C. Ledgerwood
Senior Vice President and Chief Financial Officer
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

> **Re: Kearny Financial Corp.**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Form 10-Q for Fiscal Period Ended December 31, 2008**
> **File No. 000-51093**

Dear Mr. Ledgerwood:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended June 30, 2008
Critical Accounting Policies, page 47

1.   Please revise your discussion regarding the prepayment risk associated with mortgage backed securities to include disclosure of how accurate you have been in the past in estimating the average life of these securities for the purposes of determining the amortization period. If possible, please provide quantitative disclosure of the impact on the financial statements of other outcomes that are reasonably likely to occur. Refer to Release No. 33-8350.

Allowance for Loan Losses, page 15

2.   We note that your ratio of allowance for loan losses to total loans has decreased significantly from June 30, 2004 to June 30, 2008. Please revise to discuss the underlying causes of this trend, the implications and significance of this trend and how you considered this ratio and trend in determining the amount of your allowance for loan loss.

3.   You disclose that you base the general loan loss allowance upon a combination of factors including, but not limited to, actual loan loss experience, composition of the loan portfolio, current economic conditions and management's judgment. We note that your general reserve decreased significantly from June 30, 2007 to June 30, 2008. Please revise to significantly increase your disclosure of how you determine the general loan loss reserve. Specifically disclose how loans with similar characteristics are grouped to be evaluated for loan collectability (such as loan type, past-due status, and risk); how loss rates are determined (e.g., historical loss rates adjusted for environmental factors or migration analysis) and what factors are considered when establishing appropriate time frames over which you evaluate loss experience; and descriptions of qualitative factors (e.g., industry, geographical, economic, and political factors) that have affected loss rates or other loss measurements. Also, please revise your MD&A to explain in detail the period-to-period changes in your general allowance. Specifically, discuss the specific facts and circumstances related to the decrease during FY 2008 and the underlying credit performance of your non-impaired loans during this period.

4.   Please revise to disclose how you considered the increase in impaired loans during 2008 in determining your overall allowance for loan losses. Please discuss the level of collateralization on these loans and revise your MD&A to explain in detail the period-to-period changes in your specific allowance. Also discuss how the specific reserves required on these loans impacted both your provision during 2008 and your overall level of allowance for loan losses.

5.   You disclose on page 61 that your provision in 2007 was due primarily to growth in the portfolio. Please revise to disclose in much greater detail how the loan growth caused such a large increase in your allowance for loan losses. Specifically, disclose why you did not record a similar provision in the current year in spite of the fact that you experienced a similar amount of loan growth.

Allocation of Allowance for Loan Losses, page 17

6.   Considering that the composition of the loan portfolio has remained relatively consistent over each year presented in this disclosure, please revise to disclose the following:

a. Please discuss the reasons for the fluctuations in the amounts allocated to each type of loan. Specifically explain why there was such a significant increase in the amount allocated to your one-to-four family loan portfolio and why there was such a significant decrease in the amount allocated to your multi-family and commercial loan portfolio; and,

b. Please clarify if there have been any changes in your allowance for loan loss methodology. If so, please revise to discuss the impact of these changes on both the overall allowance balance and the amount of the provision for loan losses in the current year.

Selected Financial Data, page 42

7.   We note that you report your efficiency ratio on page 43 net of gain/loss on securities, which does not appear to be calculated according to the requirements of your regulator, the Office of Thrift Supervision. Please revise to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Consolidated Financial Statements
Note 1 – Summary of Significant Accounting Policies
Allowance for Loan Losses, page F-11

8.   We note your disclosure that you apply cash payments received on impaired loans first to interest and then to principle. Please revise to disclose how you determined that this policy is appropriate in light of the uncertain nature of the collectability of both the principle and accrued interest when a loan is considered impaired.

Form 10-Q for the period ended December 31, 2008
General

9.   Please revise to address the above comments on an updated basis in your Form 10-Q, as appropriate.

Notes to Consolidated Financial Statements
Note 7. Fair Value of Financial Instruments, page 12

10.   You disclose on page 13 that you utilize the market value of similar debt, enterprise value and liquidation value as models to estimate the fair value for your impaired loans. Please revise to disclose the following information:

a. Please disclose how these models comply with paragraph 13 of SFAS 114;

     b. Please clarify if the amounts reported as fair value measurements for your impaired loans represent the portion of your impaired loans that are collateral dependent. If this balance contains amounts related to impaired loans using the present value of future cash flows, please tell us how you considered paragraph C18 of SFAS 157;

     c. Please tell us whether this disclosure considers cost to sell for the amounts reported for your collateral dependent impaired loans. If so, please tell us how you considered paragraph 9 of SFAS 157; and,

     d. Please tell us how you determined that liquidation value and discounted cash flows as calculated under SFAS 114 are fair value measurements in accordance with the definition of fair value under SFAS 157.

Comparison of Financial Condition at December 31, 2008 and June 30, 2008, page 18

11. We note you disclose that certain collateralized mortgage obligations have a delinquency trigger which if tripped changes the repayment structure from pro-rata to sequential distribution of principal, redirecting payments from delinquent borrowers away from lower tranches to tranches senior in credit standing. Please revise to disclose the book value and fair value of CMOs that you hold as of each balance sheet date that contain the delinquency trigger and clarify if those that you hold are from lower tranches or tranches senior in credit standing. If you hold CMOs from lower tranches, please provide us your full detailed analysis of these securities' impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Also tell us to what you attribute the severity of the fair value decline and tell us how you considered this information in your impairment analysis.

* * * * *

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings, includes your proposed disclosure revisions and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, at (202) 551-3303 or me at (202) 551-3437 if you have questions.

Sincerely,

Michael Volley
Staff Accountant